ArcelorMittal plans to double output of Temirtau plant

Luxembourg, 10 June 2008 - ArcelorMittal is pleased to announce its plan to expand the steelmaking capacity of its Temirtau in Kazakhstan plant from 5 to 10 million tonnes.

The company is collaborating closely with the Kazakh government for the planning and execution of the project that will take 5 to 9 years to complete.

The expansion project encompasses steel making, iron ore and coal extraction. For the steel plant, the plan is to modernize existing facilities with latest technologies and safety and environmental standards. The expansion project will add 4 million tonnes of crude steel capacity.

Latest technologies will help upgrade the existing Atasu iron ore mine to underground mining to reach 10 million tonnes, increasing production to 16 million tonnes and making Temirtau entirely self-sufficient in iron ore.

Finally these investments are complemented by a 1.2 billion dollar investment for continuous improvements in health and safety and modernisation of existing coal mines. Combined with the development of new mines, production is therefore expected to reach approximately 17 million tonnes of mined coal by 2018. This will further increase self sufficiency in coal supply for ArcelorMittal Termirtau.

These investments will also considerably reduce emissions and help achieve highest environmental standards.

Commenting on the expansion project, ArcelorMittal Temirtau CEO Frank Pannier said: “With this significant investment, we are maintaining and developing our position as a key player in the regional and global steel market. We have formed a strong project team to look at the various aspects of the projects, from the technological choices to the product mix. We will use state of the art technologies that will minimize the impact on the environment and optimise production, making Temirtau a sustainable and quality focused operation.”

Christophe Cornier, GMB member for the region, commented: “The ArcelorMittal Temirtau expansion is clearly inline with our global growth strategy. We forecast that steel consumption will experience strong growth in the region over the next years. Once the expansion is complete, we estimate that one third of the increased output will be sold back into the Kazakh market and the rest will be exported to neighboring countries who have substantial needs for our products."